Exhibit 99.1

Release according to article 40 para. 1 WpHG

Biofrontera AG: Release according to Article 40, Section 1 of the WpHG

Leverkusen (pta019/03.08.2020/11:30) - Release of Voting Rights Announcement

Voting Rights Announcement

1. Details of issuer:

Name:	Biofrontera AG
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen, Germany

2. Reason for notification:

Acquisition / disposal of instruments

3. Details of person subject to the notification obligation

Natural person (first name, surname): Wilhelm K. T. Zours

Date of birth: 1961-07-28

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3

DELPHI Unternehmensberatung Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG

5. Date on which threshold was crossed or reached

30.07.2020

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	29.88	1.76	31.64	44,849,365
Previous notification (if applicable)	29.88	0.00	29.88

7. Details on total positions

a. Voting rights attached to shares (Sec.s 33, 34 WpHG)

ISIN	Absolute direct (Sec. 33 WpHG)	Absolute indirect (Sec. 34 WpHG)	In % direct (Sec. 33 WpHG)	In % indirect (Sec. 34 WpHG)
n/a	0	13,400,957	0.00	29.88
Total:		13,400,957		29.88

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Voting Rights Absolute	Voting Rights in %
			0	0.00
		Total:	0	0.00

b.2 Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Cash or physical transaction	Voting Rights Absolute	Voting Rights in %
Bezugsrecht auf Pflichtwandelschuldverschreibung				788,284	1.76
			Total:	788,284	1.76

8. Information in relation to the person subject to the notification obligation

Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.87		30.73
- Strawtec Group AG
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.87		30.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.87		30.05
- ABC Beteiligungen AG	29.87		29.88
- Heidelberger Beteiligungsholding AG	29.87		29.87
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.87		30.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.87		30.05
- SPARTA AG	29.87		30.29
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.87		30.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.87		30.05
- Prisma Equity AG	29.87		29.89
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.87		30.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.87		30.05
- Deutsche Balaton Biotech AG	29.87		30.13
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.87		30.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.87		30.05
- MARNA Beteiligungen AG
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.87		30.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.87		30.05
- Altech Advanced Materials AG
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	29.87		30.73
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	29.87		30.05
- Ming Le Sports AG

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting: N/A

10. Other useful information

Date

31.07.2020

(Ende)